Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

In connection with the previously announced business combination between VPC Impact Acquisition Holdings III, Inc. and Dave Inc., on June 8, 2021, Jason Wilk, Dave Inc.’s chief executive officer, participated in an interview with Bloomberg TV. A transcript of Mr. Wilk’s interview is set forth below.

Jason Wilk Interview with Bloomberg

BLOOMBERG

Jason Let’s just start with the Mark Cuban SPAC thing because that’s the conversation was about, how did this relationship evolve and how did you decide to be part of this, SPAC IPO?

WILK

Well, the relationship with Mark started back 12 years ago. He’s been a lead investor in several my companies since, since back in 2009. The relationship for the SPAC started with, really around our relationship with Tiger Global who ended up leading our PIPE process with $150 million check. That gave us a lot of certainty that this was a great opportunity for us to pursue. We then went to go pick our own SPAC sponsor and we ended up picking Victory Park, given our long term relationship with them. They’re a great operator, they have $100 million debt facility already in the business, and they’ve been an equity shareholder for the last several years. And so for us, the decision was easy. The amount of capital was secure, the price was set. And so this was a really great avenue for us to pursue.

BLOOMBERG

I’m really interested in Tiger Global’s involvement too, because you’re seeing them in a lot of FinTech deals, you’re seeing a lot of firms like them and a lot of FinTech deals. How are kind of the hedge fund stars of the future, re-creating the financial system as we know it? Do you think that they’re going to see something different in banking, that the traditional banks have not picked up on?

WILK

Yeah, Tiger has consistently been the smartest investor in the space that we’ve seen. We’ve been talking to them for several years. They have an amazing thesis that the big banks and the 14,000 banks in this country which comprise the regional banks, community banks, credit unions, the legacy tech stack these guys are on with the heavy brick and mortar, and being employee basis, ultimately leads to huge cost structures and ultimately high prices for customers. The 150 million people in our TAM, we don’t think that the major banks can actually profitably serve and Dave with a software approach can serve these customers with a fraction of the prices, which has been amazing for our business and how we’ve been able to grow so quickly.

BLOOMBERG

So Dave, just to pick up on that. So you are basically your market is the portion of the market that the banks can’t serve?

WILK

It’s about 150 million Americans that cannot afford a $400 emergency. And those are the ones that are getting hit the most with overdraft fees and we think that with our model we can profitably serve them at scale, and our deep focus on financial inclusion, which really is defined by fairly priced financial products, is something that the big banks at this point cannot offer. And ultimately the only way for them to make money on this customer segment again is with high fees – $30 billion pay of overdraft fees last year. And that’s not because they want to charge those fee, it’s because they have to.

BLOOMBERG

Right, we saw Elizabeth Warren really blow up at Jamie Dimon just a couple of weeks ago in Washington. How do you think that that tension is going to start playing out between the banks and lawmakers?

WILK

It’ll be interesting to see how it plays out because you’ve seen some banks just eradicate overdraft like Ally. We’ve actually entered the market partly because we saw major banks charging $34 fees for access to overdraft. But then you looked at the leading neo-banks they didn’t allow the overdraft at all. But surprisingly, we find that people are really relying on overdraft to go buy everyday essentials like gas and groceries. So if you’re at a neo-bank you don’t want to get stuck at the gas station, but if you’re at a major bank, you don’t want to pay $34 for a cup of coffee. And so Dave really reinvented this market by giving people access to a $100 with our flagship feature called Extra Cash, which helps people just bridge until that next paycheck and go buy those things without paying the crazy fees. The concept of overdraft is actually a really important one, it’s just people don’t like the cost.

BLOOMBERG

Jason, you are dealing with some of the most vulnerable people in society. The people are closest to the financial edge. Do you think that responsibility should come with greater regulation or less regulation?

WILK

I think the amount of regulation we have right now is probably sufficient. I mean we really need to, to just spur more innovation in this country around financial services. We think that it’s just a really ripe time to be in fintech with such a wide open opportunity with negative NPS of the major banks to really start to steal market share for a customer segment they largely don’t even want.

BLOOMBERG

So Jason to pivot on on that. And bear with me while I ask the question, you know we’re having the Colonial Pipeline CEO testifying, we had the website’s going down and it’s this all speaks to maybe the infrastructure guts that are vulnerable. How do you make sure your infrastructure guts are not vulnerable?

WILK

You just have to have the best security in the industry, and I think there’s something, something to having a brand new tech stack that you can really start to reinvent how these products are built with security at the top of mind. There are a lot of these legacy of tech stacks out there that are wildly vulnerable to, to, to breaches and you know we think that Dave is very well positioned from here on out to be the most secure in the industry.

BLOOMBERG

Jason, what’s your market cap supposed to be five years from now? How is going public supposed to help you grow?

WILK

Well for us, we think that having a significant amount more capital in the company is going to really help us accelerate marketing, and we think there’s also amazing M&A opportunities out there in the market for companies that are either struggling to monetize or very high ARPU products out there market that just, we think would make a great addition to our financial platform. Dave has been the most capital efficient of any FinTech in the industry, we’ve actually gotten to 10 million customers, we’ve only ever raised $61 million of primary capital to date. And so that just deep focus on those great prices for consumers has helped us to scale with a heavy amount of word of mouth. We own our Dave.com domain name which has been incredibly helpful. We also secure the “DAVE” ticker, so we’re super excited to go out there and have more firepower to put to work on the marketing and product and engineering side.

Important Information About the Proposed Business Combination and Where to Find It.

This communication is being made in respect of the proposed transaction involving VPC Impact Acquisition Holdings III, Inc. (“VPCC”) and Dave Inc. (“Dave”). In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by VPCC with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about VPCC, Dave, and the proposed business combination. Such persons can also read VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), for a description of the security holdings of VPCC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’ secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of VPCC’s directors and executive officers in VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), which was filed with the SEC on March 8, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and VPCC’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 25, 2021 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC, including those risk factors included in the proxy statement/prospectus incorporated in the registration statement on Form S-4 expected to be filed in connection with the Proposed Business Combination. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.